Exhibit 99.1

PRESS RELEASE
9 October 2026 – 9:30 CET
Non-regulatory information

MINERAL EUROPA: A GAME CHANGER FOR SHIPPING

World’s first ammonia-powered dry bulk vessel sets sail

Antwerp, 9 October 2026 – CMB.TECH NV (“CMB.TECH” or the “Company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) today announces that Mineral Europa (2026, 210,000 dwt), the world's first ammonia-powered dry bulk vessel, has embarked on its maiden voyage to Australia.

Mineral Europa marks the beginning of what can be the fifth propulsion revolution in the history of shipping following the oar, the sail, the steam engine and the diesel engine. For the first time in more than 200 years, ships can sail without CO2 emissions.

Scaling up ammonia-powered shipping

Mineral Europa is the first in a new generation of ammonia-powered vessels entering the CMB.TECH fleet. In total, twenty-one ammonia-powered ships are scheduled for delivery between now and 2029, including eighteen dry bulk vessels, one container ship and two chemical tankers. Most of these vessels are expected to be delivered within the next nine months.

“Today marks a defining moment for CMB.TECH and for the shipping industry. After almost a decade of hard work, we are proving that decarbonising shipping is no longer a distant ambition. It is happening today. Mineral Europa is the first of its kind, but many more will follow in the months and years ahead. The need to decarbonise shipping and strengthen energy independence has never been greater. Our technology and our ships are game changers for the industry. We are CMB.TECH. We decarbonise today to navigate tomorrow,” says Alexander Saverys, CEO of CMB.TECH.

Green ammonia

Green ammonia combines renewable power, water and air into a fuel that can be produced worldwide. When used in an engine, it emits no CO2. Ammonia is scalable and strengthens energy independence.

Mineral Europa proves that large ocean-going ships can be powered by ammonia. Thanks to improvements in technology, green ammonia can rapidly become cheaper than diesel.

A new fuel ecosystem

CMB.TECH is building a new fuel ecosystem needed to support the transition to clean shipping. The company also invests in ammonia storage solutions and bunker barges to ensure ammonia can be delivered safely and efficiently to ocean-going ships.

You can find more information about the ship and the technology in the fact sheet in the press folder.

Announcement Q3 2026 results – 26 November 2026

PRESS RELEASE
9 October 2026 – 9:30 CET
Non-regulatory information

About CMB.TECH

CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 235 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”. More information can be found at https://cmb.tech

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.